UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 17, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
NOTICE OF BENEFICIAL INTEREST IN
ANGLOGOLD ASHANTI SECURITIES

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti”, “AGA” or “Company”)

NEWS RELEASE
NOTICE OF BENEFICIAL INTEREST IN ANGLOGOLD ASHANTI SECURITIES
In compliance with Section 122(3)(b) of the Companies Act, 2008 (Act 71 of 2008), as amended (“Companies
Act”) and paragraph 3.83(b) of the Listings Requirements of the JSE Limited (“JSE”), shareholders are advised that AngloGold Ashanti has received notification in terms of section 122(1) of the Companies Act that
Coronation Asset Management (Pty) Limited (“Coronation”), on behalf of its clients, has acquired a beneficial interest in the securities of the Company, such that the total interest in the ordinary shares of the Company held by Coronation amounts to 5,24% (previously held 4,98% of the total number of securities in issue).

As required in terms of section 122(3) (a) of the Companies Act, AngloGold Ashanti has filed the required notice with the Takeover Regulation Panel (“TRP”).

ENDS

17 August 2021
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited
CONTACTS

Media
Chris Nthite
+27 11 637 6388 / +27 83 301 2481
cnthite@anglogoldashanti.com
Julie Bain
+27 663 640 038
General
inquiries
media@anglogoldashanti.com

Investors
Sabrina Brockman
+1 646 880 4526 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Website:
www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2021
By: /s/ MML MOKOKA
AngloGold Ashanti Limited
Name: MML Mokoka
Title: Company Secretary